February 11, 2019

Shy Basson
Chief Financial Officer
Itamar Medical Ltd.
9 Halamish Street
Caesarea 3088900, Israel

       Re: Itamar Medical Ltd.
           Registration Statement on Form 20-F
           Filed December 31, 2018
           Amendment No. 1 to Registration Statement on Form 20-F
           Filed January 30, 2019
           File No. 001-38775

Dear Mr. Basson:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 20-F Filed December 31, 2018 and Amended January 30, 2019

General

1. Please ensure that your disclosure is updated as appropriate. For example, note the requirement to include disclosure for the last financial year as mentioned in sections of
      Form 20-F Item 6.
Operating Results, page 64

2. We note the disclosure in the second bullet point on page 66 referring to higher reimbursement rates and the statement in your third quarter information on your website indicating "approximately $39.64 (not $44.4 per test)." Please tell us how these statements are reconcilable.
 Shy Basson
Itamar Medical Ltd.
February 11, 2019
Page 2
Item 19. Exhibits, page 152

3. It appears that exhibit 4.10 omits portions that were included in previously submitted versions. Please file the complete agreement as appropriate. Also, please tell us whether the modification signed November 30, 2018 included at the end of the exhibit reflects a trend or other information that must be addressed in Item 5 of your registration statement given the requirements of Form 20-F Item 5.D.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Russell Mancuso, Legal
Branch Chief, at 202-551-3617 with any other questions.



                                                           Sincerely,
FirstName LastNameShy Basson
                                                           Division of
Corporation Finance
Comapany NameItamar Medical Ltd.
                                                           Office of
Electronics and Machinery
February 11, 2019 Page 2
cc:       Ido Zemach, Esq.
FirstName LastName